      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 2000



                                                      REGISTRATION NO. 333-35570

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                     -------------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                     -------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                     -------------------------------------

A. EXACT NAME OF TRUST:


                              EQUITY INVESTOR FUND
                     PREMIER WORLD PORTFOLIO 2000 SERIES A


                          (FORMERLY CONCEPT SERIES 46)

                              DEFINED ASSET FUNDS

B. NAMES OF DEPOSITORS:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                           SALOMON SMITH BARNEY INC.
                           DEAN WITTER REYNOLDS INC.
                            PAINEWEBBER INCORPORATED

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:


 MERRILL LYNCH, PIERCE,    SALOMON SMITH BARNEY INC.  PAINEWEBBER INCORPORATED
         FENNER                  388 GREENWICH           1285 AVENUE OF THE
  & SMITH INCORPORATED        STREET--23RD FLOOR              AMERICAS
   DEFINED ASSET FUNDS        NEW YORK, NY 10013         NEW YORK, NY 10019
      P.O. BOX 9051
PRINCETON, NJ 08543-9051



                           DEAN WITTER REYNOLDS INC.
                                TWO WORLD TRADE
                              CENTER--59TH FLOOR
                              NEW YORK, NY 10048


D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:


  TERESA KONCICK, ESQ.         MICHAEL KOCHMANN           ROBERT E. HOLLEY
      P.O. BOX 9051            388 GREENWICH ST.          1200 HARBOR BLVD.
PRINCETON, NJ 08543-9051      NEW YORK, NY 10013         WEEHAWKEN, NJ 07087



                                                             COPIES TO:
                              DOUGLAS LOWE, ESQ.       PIERRE DE SAINT PHALLE,
                           DEAN WITTER REYNOLDS INC.            ESQ.
                                TWO WORLD TRADE         450 LEXINGTON AVENUE
                              CENTER--59TH FLOOR         NEW YORK, NY 10017
                              NEW YORK, NY 10048


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

 As soon as practicable after the effective date of the registration statement.


/X/ Check box if it is proposed that this registration statement will become effective upon filing on August 7, 2000, pursuant to Rule 487.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           DEFINED ASSET FUNDS--REGISTERED TRADEMARK--
                           ----------------------------------------------------


                           EQUITY INVESTOR FUND
                           PREMIER WORLD PORTFOLIO
                           2000 SERIES A
                           (A UNIT INVESTMENT TRUST)
                           - CAPITAL APPRECIATION
                           -  OPTIONAL REINVESTMENT OF CASH DISTRIBUTIONS

SPONSORS:
MERRILL LYNCH,             -----------------------------------------------------
PIERCE, FENNER & SMITH     The Securities and Exchange Commission has not
INCORPORATED               approved or disapproved these Securities or passed
SALOMON SMITH BARNEY INC.  upon the adequacy of this prospectus. Any
PAINEWEBBER INCORPORATED   representation to the contrary is a criminal offense.
DEAN WITTER REYNOLDS INC.  Prospectus dated August 7, 2000.

--------------------------------------------------------------------------------

Defined Asset Funds--Registered Trademark--
Defined Asset Funds-Registered Trademark- is America's oldest and largest family of unit investment trusts, with over $160 billion sponsored over the last 28 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, as well as domestic and international equity portfolios.

Defined Asset Funds offer a number of advantages:
  - A disciplined strategy of buying and holding with a long-term view is the cornerstone of Defined Asset Funds.
  - Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
  - Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
  - Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
  - Ongoing supervision: We monitor each portfolio on an ongoing basis.
No matter what your investment goals, risk tolerance or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.


CONTENTS
                                      PAGE
                                       --
Risk/Return Summary.................    3
What You Can Expect From Your
  Investment........................    6
  Income............................    6
  Records and Reports...............    6
The Risks You Face..................    6
  Foreign Issuer Risk...............    6
  Litigation and Legislation
    Risks...........................    7
Selling or Exchanging Units.........    7
  Sponsors' Secondary Market........    7
  Selling Units to the Trustee......    7
  Rollover/Exchange Option..........    8
How The Fund Works..................    9
  Pricing...........................    9
  Evaluations.......................    9
  Income............................   10
  Expenses..........................   10
  Portfolio Changes.................   11
  Portfolio Termination.............   11
  No Certificates...................   12
  Trust Indenture...................   12
  Legal Opinion.....................   12
  Auditors..........................   13
  Sponsors..........................   13
  Trustee...........................   13
  Underwriters' and Sponsors'
    Profits.........................   13
  Public Distribution...............   14
  Code of Ethics....................   14
  Year 2000 Issues..................   14
  Advertising and Sales
    Literature......................   14
Taxes...............................   15
Supplemental Information............   17
Financial Statements................   18
  Report of Independent
    Accountants.....................   18
  Statement of Condition............   18

--------------------------------------------------------------------------------
RISK/RETURN SUMMARY


 1.  WHAT IS THE PORTFOLIO'S OBJECTIVE?
     The objective of this Defined Fund is
     capital appreciation. It will hold for
     about two years a diversified portfolio
     of common stocks issued by some of the
     largest non-U.S. companies. There is no
     assurance that the Portfolio's objective will be achieved.

     The value of units will fluctuate with
     the value of the common stocks in the
     Portfolio and with the value of the U.S.
     dollar relative to the various foreign
     currencies in which the stocks in the
     Portfolio are denominated. No assurance
     can be given that the underlying stocks
     or Portfolio units will appreciate or
     not depreciate in value.

 2.  WHAT IS THE PORTFOLIO'S INVESTMENT
     STRATEGY?
     This Portfolio follows a straightforward strategy: buy the common stocks that meet the criteria described below and hold the stocks for about two years. The
     Portfolio contains 30 stocks issued by
     non-U.S. companies selected by the
     Sponsor for capital appreciation.

     We selected the common stocks in the
     Portfolio through the following
     four-step process:
  -  First, we identified the largest
     non-U.S. companies.
  -  Second, we eliminated those companies
     with a market capitalization of less
     than $20 billion.
  -  Third, of the remaining issuers we
     screened for companies with projected
     compound annual earnings growth per
     share of at least 15% over the next two
     fiscal years.
  -  Finally, the Agent for the Sponsors
     evaluated the identified stocks on the
     basis of fundamentals, financial
     condition and other factors and made a
     final selection for the Portfolio.

     The Portfolio plans to hold the stocks
     for about two years. At the end of
     approximately two years, we will
     liquidate the Portfolio and apply a
     similar Strategy to select a new
     portfolio, if available.



 3.  WHAT COUNTRIES AND INDUSTRIES ARE
     REPRESENTED IN THE PORTFOLIO?

     Based upon current market values, the
     Portfolio represents the following
     countries:



  -  France                                     32%
  -  United Kingdom                             20
  -  Japan                                       9
  -  Germany                                     7
  -  Spain                                       6
  -  Italy                                       6
  -  Netherlands                                 6
  -  Finland                                     5
  -  Canada                                      3
  -  Sweden                                      3
  -  Switzerland                                 3


     Based upon the principal business of
     each issuer and current market values,
     the following industries are represented in the Portfolio:


  -  Telecommunications                        20%
  -  Medical-Drugs                             16
  -  Banking                                   13
  -  Oil Company-Integrated                    12
  -  Consumer Products                         10
  -  Multi-Line Insurance                       9
  -  Manufacturing                              9
  -  Retailing                                  7
  -  Electric Utility                           4



 4.  WHAT ARE THE SIGNIFICANT RISKS?
     YOU CAN LOSE MONEY BY INVESTING IN THE
     PORTFOLIO. THIS CAN HAPPEN FOR VARIOUS
     REASONS, INCLUDING:

  -  Stock prices can be volatile generally,
     and international stock prices can be
     extremely volatile.

  - Share prices may decline during the life of the Portfolio.

  -  The Portfolio is concentrated in stocks
     of foreign issuers. Investing in
     securities of foreign issuers presents
     risks that are different from investing
     in domestic issues.

--------------------------------------------------------------------------------
                               Defined Portfolio
------------------------------------------------------------------
Equity Investor Fund

Premier World Portfolio 2000 Series A

Defined Asset Funds


                                                                             PRICE PER
                                                                             SHARE TO
                                                          PERCENTAGE OF    PORTFOLIO IN      COST TO PORTFOLIO
LOCATION OF ISSUER   NAME OF ISSUER                       PORTFOLIO(1)     U.S. DOLLARS     IN U.S. DOLLARS(2)
---------------------------------------------------------------------------------------------------------------
CANADA               1. Nortel Networks Corporation+           3.56%         $ 74.8750          $ 23,211.25

FINLAND              2. Nokia Corporation+                     4.51            39.1875            29,390.63

FRANCE               3. Alcatel                                3.53            67.7592            23,038.12

                     4. Aventis S.A.                           4.10            72.2099            26,717.64

                     5. Axa                                    3.53           153.6844            23,052.65

                     6. Carrefour S.A.                         3.35            75.3889            21,862.78

                     7. L' Oreal S.A.                          3.72            78.3409            24,285.67

                     8. Louis Vuitton Moet Hennessy*           4.01            84.4265            26,172.21

                     9. Pinault-Printemps-Redoute S.A.         3.40           201.6426            22,180.69

                     10. Sanofi-Synthelabo S.A.                4.56            50.4107            29,742.28

                     11. Total Fina Elf S.A.                   2.27           147.9621            14,796.21

GERMANY              12. Bayerische Motoren Werke (BMW)
                         AG                                    3.19            33.0167            20,800.52

                     13. Siemens AG                            3.52           143.3297            22,932.76

ITALY                14. San Paolo-IMI S.p.A.                  2.58            16.3567            16,847.37

                     15. UniCredito Italiano S.p.A             3.45             4.8213            22,515.27

JAPAN                16. Cannon Inc.+                          2.04            43.0000            13,330.00

                     17. Nintendo Co., Limited                 2.40           156.7109            15,671.09

                     18. The Tokyo Electric Power
                         Company, Inc.                         4.33            23.5066            28,207.96

NETHERLANDS          19. Aegon N.V.*                           3.03            38.7844            19,780.05

                     20. Royal Dutch Petroleum Company         2.96            58.4037            19,273.22

SPAIN                21. Banco Santander Central Hispano
                         SA+                                   3.34            10.3125            21,759.38

                     22. Telefonica S.A.*+                     2.92            61.4375            19,045.63

SWEDEN               23. Telefonaktiebolaget LM Ericsson
                         AB+                                   3.27            17.3125            21,294.38

SWITZERLAND          24. Zurich Allied AG                      2.49           540.9846            16,229.54

UNITED KINGDOM       25. AstraZeneca Group plc                 3.32            45.1051            21,650.43

                     26. BP Amoco Plc                          4.22             8.9669            27,528.51

                     27. HSBC Holding plc                      3.37            13.7508            22,001.30

                     28. Shell Transport & Trading
                         Company                               2.97             8.2460            19,378.05

                     29. SmithKline Beecham Plc                3.53            13.1725            23,051.95

                     30. Vodafone Group Plc                    2.53             4.2882            16,509.61
                                                             ------                             -----------

                                                             100.00%                            $652,257.15
                                                             ======                             ===========


--------------------------------

(1) Based on Cost to Portfolio in U.S. Dollars.


(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on August 4, 2000, the initial date of deposit, converted into U.S. dollars on the offer side of the exchange rate at the evaluation time on that date. The value of the Securities on any subsequent business day will vary.


 * These stocks currently do not pay dividends.


 + American Depositary Receipts.

                      ------------------------------------

The securities were acquired on August 4, 2000 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

                      ------------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------
RISK/RETURN SUMMARY (CONTINUED)


  -  Fluctuations in foreign exchange rates
     may affect the U.S. dollar of the
     securities.

  -  The Portfolio may continue to purchase
     or hold the stocks originally selected
     even though their market value or
     analysts' opinions may have changed.

  -  The Portfolio does not reflect any
     investment recommendations of the
     Sponsors, and any one or more of the
     stocks in the Portfolio may, from time
     to time be subject to sell
     recommendations from any of the
     Sponsors.

 5.  IS THIS PORTFOLIO APPROPRIATE FOR YOU?

     Yes, if you want capital appreciation.
     You will benefit from a professionally
     selected and supervised portfolio whose
     risk is reduced by investing in equity
     securities of different issuers in a
     variety of industries in various
     countries.
     The Portfolio is NOT appropriate for you if you are not comfortable with the Strategy or are unwilling to take the risk involved with a foreign equity investment. It may not be appropriate for you if you are seeking preservation of capital or high current income.

 6.  WHAT ARE THE PORTFOLIO'S FEES AND
     EXPENSES?

     This table shows the costs and expenses
     you may pay, directly or indirectly,
     when you invest in the Portfolio.



     ESTIMATED ANNUAL OPERATING EXPENSES



                                      AS A % OF        AMOUNT
                                         NET         PER 1,000
                                       ASSETS          UNITS
                                      ---------      ---------
                                       .091  %         $0.90
     Trustee's Fee
                                       .071  %         $0.70
     Portfolio Supervision,
     Bookkeeping and
     Administrative Fees
       (including updating
     expenses)
                                       .250  %         $2.48
     Creation &
     Development Fee
                                       .164  %         $1.62
     Other Operating Expenses
                                      -------          -----
                                       .576  %         $5.70
     TOTAL



     The Creation and Development Fee
     (estimated at $.00248 per unit)
     compensates the Sponsors for the
     creation and development of the
     Portfolio and is computed based on the
     Portfolio's average daily net asset
     value through the date of collection.
     This fee historically had been included
     in the sales fee.



     ORGANIZATION COSTS per 1,000 units                $2.28
     (deducted from Portfolio assets at
     the close of the initial offering
     period)



     The Sponsors historically paid organization costs and updating expenses.


     INVESTOR FEES

                                             4.00%
     Maximum Sales Fee (Load) on new
     purchases (as a percentage of $1,000
     invested)


     You will pay an up-front sales fee of
     approximately 1.00%. In addition, six monthly deferred sales charges of approximately $1.50 per 1,000 units ($15.00 annually) will be deducted from the Portfolio's net asset value each year of the Portfolio's two-year life (on the first of each month February 1, 2001, through July 1, 2001, and August 1, 2001 through January 1, 2002).

     EXAMPLE
     This example may help you compare the
     cost of investing in the Portfolio to
     the cost of investing in other funds.
     The example assumes that you invest
     $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same.
     Although your actual costs may be higher or lower, based on these assumptions your costs would be:


     1 Year  3 Years  5 Years  10 Years
      $312    $755    $1,225    $2,521



     The aggregate fees and expenses will not exceed the applicable NASD limit, which is 6.25% of the initial public offering price.

 7.  IS THE PORTFOLIO MANAGED?
     Unlike a mutual fund, the Portfolio is
     not managed and stocks are not sold
     because of market changes. The Sponsors
     monitor the portfolio and may instruct
     the Trustee to sell securities under
     certain limited circumstances. However,
     given the investment philosophy of the
     Portfolio, the Sponsors are not likely
     to do so.

 8.  HOW DO I BUY UNITS?
     You can buy units from any of the
     Sponsors and other broker-dealers. The
     Sponsors are listed later in this
     prospectus. Some banks may offer units
     for sale through special arrangements
     with the Sponsors, although certain
     legal restrictions may apply. Employees
     of certain Sponsors and Sponsor
     affiliates and non-employee directors of certain of the Sponsors may purchase
     Units at a reduced sales charge.

     The minimum investment is $250.

     UNIT PRICE PER 1,000 UNITS       $999.88
     (as of August 4, 2000)

     Unit price is based on the net asset
     value of the Portfolio plus the up-front sales fee. Unit price also includes the estimated organization costs shown on page 4, to which no sales fee has been applied.
     The Portfolio stocks are valued by the
     Trustee on the basis of their closing
     prices at 4:00 p.m. Eastern time every
     business day. Unit price changes every
     day with changes in the prices of the
     stocks.

 9.  HOW DO I SELL UNITS?
     You may sell your units at any time to
     any Sponsor or the Trustee for the net
     asset value determined at the close of
     business on the date of sale, less any
     remaining deferred sales fee and the
     costs of liquidating securities to meet
     the redemption.

10.  HOW ARE DISTRIBUTIONS MADE AND TAXED?
     The Fund pays distributions of any
     dividend income, net of expenses, on the 25th of December, 2000 and 2001 if you own units on the 10th of those months.
     However, if the distribution would be
     less than $1.00 per 1,000 units, the
     income will be distributed on the next
     scheduled distribution date or at
     termination. Distributions of ordinary
     income will be dividends for federal
     income tax purposes but will not be
     eligible for the dividends-received
     deduction. With respect to related
     foreign tax withholding amounts, you
     will be treated as receiving additional
     ordinary income for tax purposes and you may be entitled to a foreign tax credit.
     Distributions to foreign investors will
     generally be subject to U.S. withholding taxes. Because income of the type received by the Portfolio would generally not be subject to the U.S.
     withholding taxes if received directly
     by foreign investors, an investment in
     the Portfolio is likely to be
     inappropriate for such investors.

11.  WHAT OTHER SERVICES ARE AVAILABLE?

     REINVESTMENT
     You may choose to reinvest your
     distributions into additional units of
     the Portfolio. You will pay only the
     deferred sales fee remaining at the time of reinvestment. Unless you choose reinvestment, you will receive your distributions in cash.

     EXCHANGE PRIVILEGES
     You may exchange units of this Portfolio for units of certain other Defined Asset
     Funds. You may also exchange into this
     Portfolio from certain other funds. We
     charge a reduced sales fee on designated exchanges.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME

The Portfolio will pay to you any income it has received two times during its life. Because the Portfolio generally pays dividends as they are received, individual income payments will fluctuate based upon the amount of dividends declared and paid by each issuer. Other reasons your income may vary are:
  - changes in the Portfolio because of additional securities purchases or sales;
  - a change in the Portfolio's expenses; and
  - the amount of dividends declared and paid.

There can be no assurance that any dividends will be declared or paid.

RECORDS AND REPORTS

You will receive:
- a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;
- annual reports on Portfolio activity; and
- annual tax information. THIS WILL ALSO BE SENT TO THE IRS. YOU MUST REPORT THE AMOUNT OF INCOME RECEIVED DURING THE YEAR. PLEASE CONTACT YOUR TAX ADVISOR IN THIS REGARD.

You may request audited financial statements of the Portfolio from the Trustee.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.


THE RISKS YOU FACE



FOREIGN ISSUER RISK



Investments in securities of foreign issuers involve risks that are different from investments in securities of domestic issuers. They may include:


  - political and economic developments;


  - possibility of withholding taxes;


  - exchange controls or other governmental restrictons on the payment of dividends;


  - conversion of local currency to U.S. dollars upon the sale of Portfolio Securities;


  - less publicly available information; and


  - absence of uniform accounting, auditing and financial reporting standards, practices and requirements.



AMERICAN DEPOSITARY SHARES AND RECEIPTS



American depositary shares and receipts are issued by an American bank or trust company to evidence ownership of underlying common stock issued by a foreign corporation and deposited in a depositary facility. The terms and conditions of the depositary facility may result in less liquidity or lower market prices for the ADRs than for the underlying shares. Certain of the Portfolio Securities were purchased in ADR form in the United States.



LIQUIDITY



Sales of foreign securities in United States securities markets are ordinarily subject to severe restrictions and will generally be made only in foreign securities markets.



You should know that:


  - securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States.


  - a foreign market's liquidity might become impaired as a result of economic or political turmoil, or if relations between the United States and such foreign country deteriorate markedly; and


  - the principal trading market for the Portfolio Securities, even if otherwise listed, may be the over-the-counter market in which liquidity will depend on whether dealers will make a market in the Portfolio Securities.



FOREIGN CURRENCY RISK



At the present time we do not believe that any of the Portfolio Securities is subject to exchange control restrictions which would materially interfere with payment to the Portfolio of amounts due on the Portfolio Securities. The adoption of exchange control regulations or other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolio and on the ability of the Portfolio to satisfy redemptions. There can be no assurance that exchange control regulations might not be adopted in the future that would adversely affect payments to the Portfolio.


LITIGATION AND LEGISLATION RISKS

We do not know of any pending litigation that might have a material adverse effect upon the Portfolio.

Future tax legislation could affect the value of the Portfolio by:
  - reducing the dividends-received deduction or
  - increasing the corporate tax rate resulting in less money available for dividend payments.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:
  - ADDING the value of the Portfolio Securities, cash and any other Portfolio assets;
  - SUBTRACTING accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and
  - DIVIDING the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

SPONSORS' SECONDARY MARKET

While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating securities to meet the redemption. We may resell the units to other buyers or to the Trustee.

We have maintained a secondary market continuously for more than 28 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling, the agent for the Sponsors will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.


If you sell units with a value of at least $250,000, you may choose to receive your distribution "in kind." If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in-kind.


There could be a delay in paying you for your units:
  - if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  - if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
  - for any other period permitted by SEC order.

ROLLOVER/EXCHANGE OPTION


When this Portfolio is about to terminate, you may have the option to roll your proceeds into the next Premier World Portfolio if one is available.



If you hold your Units with one of the Sponsors and notify your financial adviser by August 6, 2002, your units will be redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new Premier World Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution (or, if you so choose, an in-kind distribution) after the Portfolio terminates.



The Portfolio will terminate by September 11, 2002. However, the Sponsors may extend the termination date for a period no longer than 30 days without notice to Unit holders.

If you participate in the rollover, you may realize taxable capital gain but may not be entitled to a deduction for any capital loss recognized on the rollover. You should consult your tax advisor in this regard.



If you continue to hold your units, you may exchange units of this Portfolio any time before this Portfolio terminates for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this Portfolio from certain other Defined Asset Funds and unit trusts. To exchange units, you should talk to your financial professional about what portfolios are exchangeable, suitable and currently available.


We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

HOW THE FUND WORKS

PRICING

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:
  - cost of initial preparation of legal documents;
  - federal and state registration fees;
  - initial fees and expenses of the Trustee;
  - initial audit; and
  - legal expenses and other out-of-pocket expenses.

The estimated organization costs will be deducted from the assets of the Portfolio as of the close of the initial offering period.


The deferred sales fee is generally a monthly charge of $1.50 per 1,000 units and is accrued in six monthly installments each year of the Portfolio's life. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, however, this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. If you redeem or sell your units before August 1, 2001, you will pay only the balance of any deferred sales fee remaining for the first year. If you redeem or sell your units on or after August 1, 2001 you will pay the remaining balance of the deferred sales fee for the second year. The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.


It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

EVALUATIONS

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York

Stock Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.

INCOME

- The annual US dollar income per unit, after deducting estimated annual Portfolio expenses per unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the securities, fluctuations in US dollar exchange rates and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of purchases of additional securities and sales of securities. There is no assurance that dividends on the securities will continue at their current levels or be declared at all.


- Each unit receives an equal share of distributions of dividend income net of estimated expenses. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the income account. The Trustee credits dividends received to an Income Account which are converted into US dollars at the current exchange rate and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.


EXPENSES

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:
  - for extraordinary services and costs of indemnifying the Trustee and the Sponsors;
  - costs of actions taken to protect the Portfolio and other legal fees and expenses;
  - expenses for keeping the Portfolio's registration statement current; and
  - Portfolio termination expenses and any governmental charges.

The Sponsors are currently reimbursed up to 70 CENTS per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Portfolio's registration statement yearly are also now chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsors.

The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.


The maximum sales fee is 4.00%. If you hold units in certain eligible accounts offered by the Sponsors, you will pay no sales fee. Employees and non-employee directors of the Sponsors may be charged a reduced sales fee of no less than $5.00 per 1,000 units. If your aggregate sales fee is less than the deferred sales fee, you will be given additional units which will decrease the effective maximum sales fee to the amount shown below.



The maximum sales fee is effectively reduced if you invest as follows:



                         YOUR MAXIMUM SALES
    IF YOU INVEST:          FEE WILL BE:
    --------------       ------------------
Less than $50,000               4.00%
$50,000 to $99,999              3.75%
$100,000 to $249,999            3.25%
$250,000 to $999,999            3.00%
$1,000,000 or more              2.50%


The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep Units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.

The Sponsors will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

PORTFOLIO CHANGES

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which will affect the size and composition of the portfolio.


We decide whether to offer for sale units that we acquire in the secondary market after reviewing:

  - diversity of the Portfolio;
  - size of the Portfolio relative to its original size;
  - ratio of Portfolio expenses to income; and
  - cost of maintaining a current prospectus.

If a Portfolio is buying or selling a stock actively traded on a national securities exchange or certain foreign exchanges, it may buy from or sell to another Defined Asset Fund at the stock's closing sale price (without any brokerage commissions).

PORTFOLIO TERMINATION

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. Unless you choose to receive an in-kind distribution of securities, we will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

NO CERTIFICATES


All investors are required to hold their units in uncertificated form and in "street name" by their broker, dealer or financial institution at the Depository Trust Company.


TRUST INDENTURE

The Portfolio is a "unit investment trust" governed by a Trust Indenture, a contract among the Sponsors and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:
  - to cure ambiguities;
  - to correct or supplement any defective or inconsistent provision;
  - to make any amendment required by any governmental agency; or
  - to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:
  - it fails to perform its duties;
  - it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or
  - the Sponsors determine that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsors without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:
  - remove it and appoint a replacement Sponsor;
  - liquidate the Portfolio; or
  - continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the
Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsors.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSORS


The Sponsors are:


MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)
P.O. Box 9051,
Princeton, NJ 08543-9051

SALOMON SMITH BARNEY INC. (an indirectly wholly-owned subsidiary of Citigroup Inc.)
388 Greenwich Street--23rd Floor,
New York, NY 10013

PAINEWEBBER INCORPORATED (a wholly-owned subsidiary of PaineWebber Group Inc.) 1285 Avenue of the Americas,
New York, NY 10019


DEAN WITTER REYNOLDS INC. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.)
Two World Trade Center--59th Floor,
New York, NY 10048


Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE


The Chase Manhattan Bank, Unit Trust Department, 4 New York Plaza--6th Floor, New York, New York 10004, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.


UNDERWRITERS' AND SPONSORS' PROFITS


Underwriters receive sales charges when they sell units. Sponsors also realized a profit or loss on deposit of the securities, shown on page 14. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.


A Sponsor or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.

The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

During the initial offering period, the Sponsor may realize profits or sustain losses on units they hold due to fluctuations in the price per unit. The Sponsors experienced a loss of $2,635.21 on the initial deposit of the Securities. Any profit or loss to the Portfolio will be effected by the receipt of applicable sales fees and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.


PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc.

Dealers will be entitled to the concession stated below on Units sold or redeemed during the first year. On Units held in the second year, the dealer will be entitled to an additional concession of $11 per 1,000 Units ($5 per 1,000 Units for purchases of $1 million or more).

                                              DEALER CONCESSION
                                                      AS
                                                A % OF PUBLIC
                        AMOUNT PURCHASED        OFFERING PRICE
                        ----------------      -----------------
                       Less than $50,000             2.00%
                       $50,000 to $99,999            1.80%
                       $100,000 to
                       $249,999                      1.45%
                       $250,000 to
                       $999,999                      1.25%
                       $1,000,000 and over           0.50%

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

CODE OF ETHICS


The Portfolio and the Agent for the Sponsors have each adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its employees with access to information on portfolio transactions. Subject to certain conditions, the codes permit employees to invest in Porfolio securities for their own accounts. The codes are designed to prevent fraud, deception and misconduct against the Portfolio and to provide reasonable standards of conduct. These codes are on file with the Commission and you may obtain a copy by contacting the Commission at the address listed on the back cover of this Prospectus.



YEAR 2000 ISSUES



Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the "Year 2000 Problem"). To date we are not aware of any major operational difficulties resulting from the computer system changes necessary to prepare for the Year 2000. However, there can be no assurance that the Year 2000 Problem will not adversely affect the issuers of the securities contained in the Portfolio. We cannot predict whether any impact will be material to the Portfolio as a whole.


ADVERTISING AND SALES LITERATURE

Advertising and sales literature may include brief descriptions of the principal businesses of the companies represented in the Portfolio, including the research analysis of why they were selected.

Sales literature and articles may state research opinions on the economy, countries and industry sectors and include a list of funds generally appropriate for pursuing these recommendations.


Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options available for certain types of funds including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.


Advertising and sales literature may state past total return performance of the Portfolio for various periods. Returns are computed by taking price changes for the period plus income reinvested, divided by the initial public offering price, and reflecting deduction of maximum Portfolio sales charges and expenses. For periods of more than a year, average annualized returns shall be stated, which may be accompanied with no greater prominence by statement of cumulative total returns. Returns without reflecting deduction of sales charges or only of deferred sales charges may also be stated with no greater prominence than total returns reflecting deduction of all sales charges when the different basis of computation is disclosed.


TAXES


The following summarizes some of the important U.S. income tax consequences of holding Units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances or subject to special rules. You should consult your own tax adviser about your particular circumstances.


In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT

The Portfolio intends to quality for special tax treatment as a regulated investment company so that it will not be subject to federal income tax on the portion of its taxable income that it distributes to investors in a timely manner.

DISTRIBUTIONS

Distributions to you of the Portfolio's dividend income and of the Portfolio's gains from Securities it has held for one year or less will generally be taxed to you as ordinary income, to the extent of the Portfolio's taxable income not attributable to the Portfolio's net capital gain. Distributions to you in excess of the Portfolio's taxable income will be treated as a return of capital and will reduce your basis in your Units. To the extent such distributions exceed your basis, they will be treated as gain from the sale of your Units.

Distributions to you that are treated as ordinary income will constitute dividends for federal income tax purposes but will not be eligible for the dividends-received deduction for corporations. You should consult your tax adviser in this regard.



Distributions to you of the Portfolio's net capital gain will generally be taxable to you as long-term capital gain, regardless of how long you have held your units.



Dividends received by the Portfolio from foreign issuers will in most cases be subject to foreign withholding taxes, although these taxes may be reduced by treaties between the United States and the relevant country. The Trustee intends to file a special election that will allow you to credit your share of these taxes against your U.S. federal income tax liability, subject to certain limitations. You will also be required to include your share of these taxes in your taxable income (even though you will not receive it in cash). Consult your tax adviser about the application of foreign tax credit rules to your particular circumstances.


GAIN OR LOSS UPON DISPOSITION


You will generally recognize capital gain or loss when you dispose of your Units for cash (by sale or redemption) or when you exchange your units for units of another Defined Asset Fund. If you receive Securities upon redemption of your Units (including pursuant to the rollover option), you will generally recognize capital gain or loss equal to the difference between your basis in your Units and the fair market value of the Securities received in redemption.


If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss that you recognize upon disposition of your Units will be long-term if you have held your Units for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

YOUR TAX BASIS IN THE SECURITIES

Your aggregate basis in the Units will generally be equal to the cost of your Units, including the initial sales charge and the Creation and Development Fee. You should not increase your basis in your Units by deferred sales charges or organizational expenses.

FOREIGN INVESTORS


If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to U.S. withholding tax at a rate of 30% (or a lower applicable treaty rate) on your share of dividends received by the Portfolio. Because foreign-source income of the type received by the Portfolio would generally not be subject to U.S. withholding taxes if received directly by you, an investment in the Portfolio is likely to be inappropriate for you. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.

RETIREMENT PLANS

You may wish to purchase units for an Individual Retirement Account ("IRAs") or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsors of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Equity Investor Fund, Premier World Portfolio 2000 Series A, Defined Asset Funds (the "Portfolio"):



We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of August 7, 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of August 7, 2000 in accordance with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP
New York, NY
August 7, 2000



                  STATEMENT OF CONDITION AS OF AUGUST 7, 2000


TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........  $         652,257.15
                                                           --------------------
        Total............................................  $         652,257.15
                                                           ====================
LIABILITY AND INTEREST OF HOLDERS
    Reimbursement of Sponsors for organization
     expenses(2).........................................  $           1,502.17
                                                           --------------------
    Subtotal                                                           1,502.17
                                                           --------------------
Interest of Holders of 658,845 Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................  $         658,765.94
  Gross underwriting commissions and organization
    expenses(5)(2).......................................             (8,010.96)
                                                           --------------------
    Subtotal                                                         650,754.98
                                                           --------------------
        Total............................................  $         652,257.15
                                                           ====================


------------


        (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on August 4, 2000. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by San Paolo Bank, New York Branch, in the amount of $654,892.36 and deposited with the Trustee. The amount of the letter of credit includes $652,257.15 for the purchase of securities.


        (2) A portion of the Unit Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $2.28 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. If the actual organizational costs exceed the estimated aggregate amount shown above, the Sponsors will pay for this excess amount.


        (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted to maintain the $999.88 per 1,000 Units offering price only for that day. The Unit Price on any subsequent business day will vary.


        (4) Aggregate computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on August 4, 2000.


        (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Unit Price. A deferred sales charge of $1.50 per 1,000 Units is payable on February 1, 2001 and thereafter on the 1st day of each month through July 1, 2001; and monthly August 1, 2001 through January 1, 2002. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied.

              Defined
            Asset Funds-Registered Trademark->


HAVE QUESTIONS ?                         EQUITY INVESTOR FUND
Request the most                         PREMIER WORLD PORTFOLIO
recent free Information                  2000 SERIES A
Supplement that gives more               (A Unit Investment Trust)
details about the Fund,                  ---------------------------------------
by calling:                              This Prospectus does not contain
The Chase Manhattan Bank                 complete information about the
1-800-323-1508                           investment company filed with the
                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         - Securities Act of 1933 (file no.
                                         333-35570) and
                                         - Investment Company Act of 1940 (file
                                         no. 811-3044).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         UNITS OF ANY FUTURE SERIES MAY NOT BE
                                         SOLD NOR MAY OFFERS TO BUY BE ACCEPTED
                                         UNTIL THAT SERIES HAS BECOME EFFECTIVE
                                         WITH THE SECURITIES AND EXCHANGE
                                         COMMISSION. NO UNITS CAN BE SOLD IN ANY
                                         STATE WHERE A SALE WOULD BE ILLEGAL.
                                                                  100425RR--8/00

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

       A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........         8-7221
          Salomon Smith Barney Inc....................................         8-8177
          PaineWebber Incorporated....................................        8-16267
          Dean Witter Reynolds Inc. ..................................        8-14172


                          ----------------------------

    B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       13-5674085
          Salomon Smith Barney Inc. ..................................       13-1912900
          PaineWebber Incorporated....................................       13-2638166
          Dean Witter Reynolds Inc. ..................................       94-0899825
          The Chase Manhattan Bank, Trustee...........................       13-4994650

                                  UNDERTAKING

The Sponsors undertake that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

                         SERIES OF EQUITY INVESTOR FUND
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                      SEC
SERIES NUMBER                                                     FILE NUMBER
-------------                                                     -----------
Equity Investor Fund, Select S&P Industrial Portfolio 1998
Series H....................................................       333-64577

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

The following exhibits:


       1.1             -- Form of Trust Indenture (incorporated by reference to Exhibit
                       1.1 to the Registration Statement of Equity Income Fund, Select
                         S&P Industrial Portfolio 1997 Series A. 1933 Act File No. 33-
                         05683.
       1.1.1           -- Form of Standard Terms and Conditions of Trust Effective
                       October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund,
                         Multistate Series--48, 1933 Act File No. 33-50247).
       1.2             -- Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The
                         Corporate Income Fund, One Hundred Ninety-Fourth Monthly
                         Payment Series, 1933 Act File No. 2-90925).
       1.11.1          -- Merrill Lynch Code of Ethics (incorporated by reference to
                       Exhibit 1.11.1 to Post-Effective Amendment No. 2 to the
                         Registration Statement of Equity Participation Series, Low Five
                         Portfolio, Defined Asset Funds, 1933 Act File No. 333-05685).
       1.11.2          -- Equity Investor Fund Code of Ethics (incorporated by reference to Exhibit 1.11.2 to Post-Effective Amendment No. 2 to the
                         Registration Statement of Equity Participation Series, Low Five
                         Portfolio, Defined Asset Funds, 1933 Act File No. 333-05685).
       3.1             -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the heading "How The Fund Works--Legal Opinion" in the
                         Prospectus.
       5.1             -- Consent of independent accountants.
       9.1             -- Information Supplement (incorporated by reference to Exhibit
                       9.1 to the Registration Statement of Equity Income Fund, Select
                         Ten Portfolio 1999 International Series A (United Kingdom Port-
                         folio), 1933 Act File No. 33-70593).

    The registrant hereby identifies the series number of Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.
                                   SIGNATURES


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 7TH DAY OF AUGUST 2000.



               SIGNATURES APPEAR ON PAGES R-3, R-4, R-5 AND R-6.


    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593

     GEORGE A. SCHIEREN
     JOHN L. STEFFENS

     By
       JAY M. FIFE
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                           SALOMON SMITH BARNEY INC.
                                   DEPOSITOR

By the following persons, who constitute a majority of        Powers of Attorney
  the Board of Directors of Salomon Smith Barney Inc.:          have been filed
                                                                under the 1933 Act
                                                                File Numbers:
                                                                333-63417 and
                                                                333-63033

     MICHAEL A. CARPENTER
     DERYCK C. MAUGHAN

     By GINA LEMON
       (As authorized signatory for
       Salomon Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279

     MARGO N. ALEXANDER
     TERRY L. ATKINSON
     BRIAN M. BAREFOOT
     STEVEN P. BAUM
     MICHAEL CULP
     REGINA A. DOLAN
     JOSEPH J. GRANO, JR.
     EDWARD M. KERSCHNER
     JAMES P. MacGILVRAY
     DONALD B. MARRON
     ROBERT H. SILVER
     MARK B. SUTTON
     By ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085,
  Reynolds Inc.:                            333-13039, 333-47553 and 333-89005

     BRUCE F. ALONSO
     RICHARD M. DeMARTINI
     RAYMOND J. DROP
     JAMES F. HIGGINS
     JOHN J. MACK
     MITCHELL M. MERIN
     STEPHEN R. MILLER
     PHILIP J. PURCELL
     JOHN H. SCHAEFER
     THOMAS C. SCHNEIDER
     ALAN A. SCHRODER
     ROBERT G. SCOTT
     By MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)